                                                                                                Exhibit 12.1

CHARTER COMMUNICATIONS, INC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Three Months Ended March 31,
	2008	2007

Earnings

Loss from Operations before Minority Interest and Income Taxes	$(298)	$(310)
Fixed Charges	467	466

Total Earnings	$169	$156

Fixed Charges
Interest Expense	$458	$456
Amortization of Debt Costs	7	8
Interest Element of Rentals	2	2

Total Fixed Charges	$467	$466

Ratio of Earnings to Fixed Charges (1)	-	-

(1) Earnings for the three months ended March 31, 2008 and 2007 were insufficient to cover fixed charges by
$298 million and $310 million, respectively. As a result of such deficiencies, the ratios are not presented above.